UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34751 / November 15, 2022

In the Matter of

EMERALD STRATEGIC INNOVATION INTERVAL FUND
EMERALD MUTUAL FUND ADVISERS TRUST

Three Canal Plaza, Suite 100
Portland, Oregon 04101

(812-15371)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN EXEMPTION FROM RULE 23c-
3 OF THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust filed an
application on July 21, 2022, and an amendment on September 27, 2022 requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from
sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c) of the Act for an
exemption from rule 23c-3 under the Act, for an order pursuant to section 17(d) of the Act and
rule 17d-1 under the Act. The order permits certain registered closed-end management
investment companies to issue multiple classes of shares and to impose asset-based distribution
and/or service fees with respect to certain classes.

On October 17, 2022, a notice of the filing of the application was issued (Investment Company
Act Release No. 34729). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust (File No. 812-15371),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and rule 23c-3 of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.